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APPROXIMATE LOCATION

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McKnight's Sliders & Dogs

Hot Dog & Burger Stand

Houston, TX
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Investment Opportunity
Data Room
Discussion
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Early Investor Bonus: The investment multiple is increased to 1.8 for the next $50,000 invested.
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THE PITCH
McKnight's Sliders & Dogs is seeking investment to launch a mobile food cart that will serve gourmet hot dogs and slider sandwiches.
Generating RevenueFirst LocationAdding A Location
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THE TEAM
Chef Gabriel McKnight
Chef & Managing Partner

Born in Buffalo NY, Gabriel has been in the restaurant industry since age 15. Chef Gabriel has lived and worked in restaurants in Buffalo, New Orleans, LA, and Houston. He has also held the positions of regional manager, general manager, executive chef and dinning room manager. Gabriel will build a team of professionals to execute the vision of McKnight's Sliders & Dogs.

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OUR STORY

I strive to create maddeningly good food combined with excellent customer service. McKnight's Sliders and Dogs will be a mobile food stand offering a delicious limited menu and refreshing customer experience.

All items on our menu will be made-to-order for customers.
Successfully holding positions as Chef, General Manager, Dinning Room Manger and Regional Manger have given me the business and concept development skills to operate this company with excellence.
Why did I start? I believe that many of my recipes are CRAVEABLE and need to be shared with the world. This will be the first of three concepts we plan on launching and we need your support. Why now, why me? Why not!
There is a need for quick eats after dark in the area near Rice University in Houston, with students and locals frequenting the area until the early hours of the morning.
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THE COMPETITION

McKnight's Sliders & Dogs have three main competitors in the Houston area: Yoyo's Hotdogs, Spicy Dog, Chihuahua Hog Dogs. Our competitive advantage:

We offer both Hotdogs (pork and beef) & sliders (hamburger and turkey). Our competitors selection is limited to hotdogs.
We strive to provide the highest quality food at the most affordable prices.

We strive to provide the best customer satisfaction by connecting with our customers through our food.
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INTENDED USE OF FUNDS

We are raising funds to create a sustainable and successful business that will provide people in the Houston community with delicious hotdogs, sliders, and homemade chips, The use of the fund is going to be leveraged for:

Cart and equipment purchase.
Marketing, lease, and working capital.
Securing one to two locations where our signature hotdog/slider stand will operate.
Permits, insurance, incorporation.
Commercial kitchen lease.
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PRESS
Chef Gabriel is Your Cuisine Chef

Houston PROFILE Magazine is the human interest perspective in business. It is your quarterly digest to what's trending in real estate, non-profit organizations, and the people of the City of Houston.

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Permits, Insurance, Incorporation $2,500
Working Capital $25,000
Cart and Equipment Purchase $8,500
Marketing $8,000
Lease $3,000
Mainvest Compensation $3,000
Total $50,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $400,000 $600,000 $750,000 $937,500 $1,171,875
Cost of Goods Sold $125,000 $187,500 $234,375 $292,968 $366,210
Gross Profit $275,000 $412,500 $515,625 $644,532 $805,665

EXPENSES

Rent $12,000 $12,300 $12,607 $12,922 $13,245
Salaries $51,840 $77,760 $97,200 $121,500 $151,875
Insurance $3,600 $3,690 $3,782 $3,876 $3,972
Repairs & Maintenance $2,400 $2,460 $2,521 $2,584 $2,648
Legal & Professional Fees $1,440 $1,476 $1,512 $1,549 $1,587
Marketing $24,000 $24,600 $25,215 $25,845 $26,491
Operating Profit $179,720 $290,214 $372,788 $476,256 $605,847
This information is provided by McKnight's Sliders & Dogs. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2018 Balance Sheet
2018 Income Statement
2019 Balance Sheet
2019 Income Statement
2021 Balance Sheet
Investment Round Status

$50,000

TARGET

$100,000

MAXIMUM

This investment round closes on June 25, 2021. 0 people have invested so far.

Summary of Terms
Legal Business Name Your Cuisine Chef LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $50,000 invested
1.8×
Investment Multiple 1.6×
Business's Revenue Share 2%-4%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date October 1, 2028
Financial Condition
No operating history

McKnight's Sliders & Dogs is a start-up opening in June 2021. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the McKnight's Sliders & Dogs fundraising. However, McKnight's Sliders & Dogs may require additional funds from alternate sources at a later date.

Forecasted milestones

McKnight's Sliders & Dogs forecasts the following milestones:

Secure lease in Houston, Texas by June 2021.

Hire for the following positions by June 2021: Prep Cook 1 (part-time), Prep Cook 2 (part-time), Lead Cook 1 (part times)

Achieve $600,00 revenue per year by 2022.

Achieve $200,000 profit per year by 2022.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of McKnight's Sliders & Dogs to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

McKnight's Sliders & Dogs operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. McKnight's Sliders & Dogs compete with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from McKnight's Sliders & Dogs' core business or the inability to compete successfully against the other competitors could negatively affect McKnight's Sliders & Dogs's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in McKnight's Sliders & Dogs management or vote on and/or influence any managerial decisions regarding McKnight's Sliders & Dogs. Furthermore, if the founders or other key personnel of McKnight's Sliders & Dogs were to leave McKnight's Sliders & Dogs or become unable to work, McKnight's Sliders & Dogs (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon the assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which McKnight's Sliders & Dogs and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, McKnight's Sliders & Dogs is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

McKnight's Sliders & Dogs might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If McKnight's Sliders & Dogs is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt McKnight's Sliders & Dogs

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect McKnight's Sliders & Dogs' financial performance or ability to continue to operate. In the event McKnight's Sliders & Dogs ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither McKnight's Sliders & Dogs nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

McKnight's Sliders & Dogs will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly reporting company; and McKnight's Sliders & Dogs are allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although McKnight's Sliders & Dogs will carry some insurance, McKnight's Sliders & Dogs may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, McKnight's Sliders & Dogs could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect McKnight's Sliders & Dogs' financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of McKnight's Sliders & Dogs's management will coincide: you both want McKnight's Sliders & Dogs to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want McKnight's Sliders & Dogs to act conservatively to make sure they are best equipped to repay the Note obligations, while McKnight's Sliders & Dogs might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If McKnight's Sliders & Dogs need more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with McKnight's Sliders & Dogs or management), which is responsible for monitoring McKnight's Sliders & Dogs's compliance with the law. McKnight's Sliders & Dogs will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include the maximum amount you can receive. You cannot receive more than that even if McKnight's Sliders & Dogs is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if McKnight's Sliders & Dogs fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of McKnight's Sliders & Dogs, and the revenue of McKnight's Sliders & Dogs can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of McKnight's Sliders & Dogs to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Real Estate Risk

McKnight's Sliders & Dogs is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent McKnight's Sliders & Dogs is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

Limited Operating History

McKnight's Sliders & Dogs is a newly established entity and has no history for prospective investors to consider.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Changes in Economic Conditions Could Hurt McKnight's Sliders & Dogs

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect McKnight's Sliders & Dogs' financial performance or ability to continue to operate. In the event McKnight's Sliders & Dogs ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

Changes in Economic Conditions Could Hurt McKnight's Sliders & Dogs

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect McKnight's Sliders & Dogs's financial performance or ability to continue to operate. In the event McKnight's Sliders & Dogs ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

This information is provided by McKnight's Sliders & Dogs. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
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